

December 19, 2011

Via E-mail

Mr. Stephen R. Head
Chief Financial Officer
Interactive Intelligence Group, Inc.
7601 Interactive Way
Indianapolis, IN 46278

     Re: **Interactive Intelligence Group, Inc.**
            Form 10-K for the Fiscal Year ended December 31, 2010
            Filed March 16, 2011
            Form 10-Q for the Quarterly Period ended March 31, 2011
            Filed May 9, 2011
            File No. 000-27385

Dear Mr. Head:

We have reviewed your letter dated November 2, 2011, in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated October 19, 2011.

Form 10-K for the Fiscal Year ended December 31, 2010

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 36

1.   We have reviewed your response to prior comment 5. Your response is unclear as to the accounting recognition implications for undelivered hardware at the end of a reporting

period. In this regard, your response to prior comment 7 indicates that sales of appliances to customers are to primarily provide a one-stop shopping arrangement. As such, it would appear that a customer does not have full use of your solution until all software and hardware are received by the customer. Please tell us how you have determined that a customer has full use of your software prior to receiving all of the hardware in order to recognize software revenue prior to delivery of the hardware. Also, tell us the accounting literature that supports this accounting method. In your response, please provide us with general examples of transactions where software is recognized prior to the delivery of hardware. Tell us your considerations of the guidance in FASB ASC 985-605-25-12.

Form 10-Q for the Quarterly Period ended March 31, 2011

Note 2. Summary of Certain Accounting Policies and Recent Accounting Pronouncements, page 5

2.   We note your response to prior comment 7. Please address the following items as they relate to FASB ASC 985-605-15-4A:

- Your response under point 1 is unclear. Please explain in greater detail why you believe that because you are not a hardware manufacturer or the hardware component can be purchased in the general market, this rebuts the presumption that the software element is essential to the functionality of the tangible product.
- Under point 4, you indicate that your software is embedded in the appliance offerings. As such, it would indicate that the software is essential to the functionality of the product delivered. Please explain further.
- Your response under point 5 indicates that the tangible products that you resell are sold by others and could be reconfigured to run other software. In light of this, it would appear that software is necessary for a customer to have full use of the hardware, thereby the software appears to be essential to the functionality of the product deliverables. Please tell us how you considered the accounting guidance under FASB ASC 985-605-25-12.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3226 with any other questions.

Sincerely,

/s/ Craig D. Wilson

Craig D. Wilson
Sr. Asst. Chief Accountant